Exhibit 99.4

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

August 24, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,979,397

WESTERN WIND ENERGY CORP EXECUTES MAJOR WIND TURBINE RESERVATION AGREEMENT WITH GAMESA

Vancouver, BC – Western Wind Energy Corp (“Western Wind”) is pleased to announce a major wind turbine reservation order with Gamesa for the procurement of up to 120 MW of wind turbine generators. The Windstar Project, located in Tehachapi California, will consist of Gamesa G80 2-MW, G87 2-MW and G52 850-KW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site. Although the terms of the deal are confidential, the order is valued at over $160 million.

The decision to select Gamesa was based on an extensive 12 month evaluation of the various wind turbine manufacturers deemed bankable by major lending institutions. Gamesa, having soundly satisfied the above criteria, offers a robust technologically advanced product, comprehensive after-sale maintenance, and a customer-first orientation. Western Wind has paid a deposit and will pay the bulk of the proceeds from the previously announced Manulife Financing subject to financial closing conditions satisfactory to Manulife.

About Gamesa

Beginning with the research and development of wind turbine technology, Gamesa manufactures the critical components and assembles wind turbines in 32 production centers worldwide. Gamesa offers development, installation and after-sale-service to clients across 20 countries. As one of the largest wind turbine manufacturers in the world, Gamesa has installed more than 16,000 MW of renewable energy from non-depleting sources. The annual equivalent of this production exceeds 5.45 million tons of petroleum (TPE) per year and prevents the emission of over 34 million tons of CO2per year.. Gamesa’s portfolio includes more than 21,000 MW of wind assets in various stages of development across Europe, Asia and the United States. Gamesa sales in 2008 were $5.51 billion with a net profit of $464 million.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipated”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company’s ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.